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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

B.H.I.T. Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
066-82N-101
(CUSIP Number)
Kevin B. Scott, Esquire
Fox Rothschild LLP
2000 Market Street, 10th Floor
Philadelphia, PA 19103
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
January 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	066-82N-101

1	NAMES OF REPORTING PERSONS: Summa Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	34-1533564

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

          This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D dated September 26, 2000, filed on October 5, 2000, as amended (the “Schedule 13D”).
Item 1. Security and Issuer:
          This Statement relates to the Common Stock, $.01 par value (the “Common Stock”) of B.H.I.T. Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6950 South Edgerton Road, Brecksville, Ohio 44141-3184.
Item 2. Identity and Background:
(a)	This statement is being filed by Summa Holdings, Inc. Summa Holdings, Inc. is sometimes referred to as the “Filing Person”.

(b)	The Filing Person is a Delaware corporation. The address of the principal business and office of the Filing Person is 6950 South Edgerton Road, Brecksville, Ohio 44141-3184.

The names, business address, and present principal occupation or employment of each of the officers and directors of the Filing Person are set forth in Schedule A to this statement and is incorporated herein by reference in its entirety.

(c)	The Filing Person is a diversified holding company, whose principal holding is Upperco LLC. Upperco LLC is itself a holding company owning diversified manufacturing corporation business entities which produce aircraft and aerospace ducting systems, gears, high-performance strainers, lubrication systems, and steel lockers and storage systems.

(d)	The Filing Person has not been convicted in any criminal proceeding during the last five years.

(e)	The Filing Person has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The executive officers and directors of the Filing Person are each United States citizens.
Item 3. Source and Amount of Funds or Other Consideration:
          Not Applicable

Item 4. Purpose of Transaction:
          The Filing Person is filing this Amendment to the Schedule 13D to report the sale of all 6,243,563 shares of Common Stock of the Issuer held by the Filing Person, which will cause the Filing Person to cease to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer:
(a)	As of the date of this Amendment, the Filing Person owns 0 shares of Common Stock of the Issuer.

(b)	Not applicable.

(c)	On January 24, 2007, the Filing Person sold 6,243,563 shares of Common Stock of the Issuer.

(d)	Not applicable.

(e)	January 24, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

On January 24, 2007, pursuant to a Stock Purchase Agreement dated January 24, 2007, the Filing Person sold all 6,243,563 shares of Common Stock of the Issuer held by the Filing Person at a price of $0.25 per share. A copy of the Stock Purchase Agreement is attached as Exhibit 1.
Item 7. Material to be Filed as Exhibits:

Exhibit No.	Exhibit

1	Stock Purchase Agreement dated January 24, 2007

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 24, 2007
Summa Holdings, Inc.

By:	/s/ John V. Curci

Name: John V. Curci
Title: Vice President, Treasurer & CFO

Schedule A
EXECUTIVE OFFICERS AND DIRECTORS OF SUMMA HOLDINGS, INC.
The following table sets forth the name and present principal occupation or employment of each executive officer and director of the Filing Person. The business address for each person set forth below is 6950 South Edgerton Road, Brecksville, Ohio 44141-3184.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

James Benenson, Jr.	Director, Chairman of the Board of Directors, and Chief Executive Officer

James Benenson, III	Director, Co-President

Clement C. Benenson	Director, Co-President

John V. Curci	Vice President, Treasurer, Secretary and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT

1	Stock Purchase Agreement dated January 24, 2007